NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports strong fourth quarter results

February 9, 2016 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today 2015 fourth quarter net earnings from continuing operations of $200-million ($1.45 diluted earnings per share), compared to $70-million ($0.46 diluted earnings per share) in the fourth quarter of 2014. The increased net earnings were driven by strong performance from our Wholesale business unit, which achieved reduced cost of production and higher overall sales volumes for all three nutrients. Retail’s fourth quarter earnings were also higher than last year, despite the wet weather in the U.S. during the fall application season. On an annual basis, 2015 net earnings from continuing operations were $988-million ($6.98 diluted earnings per share) compared to $798-million ($5.51 diluted earnings per share) in 2014.

Highlights:

•	Fourth quarter adjusted net earnings of $209-million or $1.52 per share (see page 2 for adjusted net earnings reconciliation)[1], the second highest fourth quarter results on record.

•	Our results include an $18-million restructuring expense ($0.10 per share) associated with the portfolio review and cost reduction measures undertaken, which was not included in the adjusted net earnings reconciliation on page 2.

•	Wholesale’s fourth quarter Adjusted EBITDA[2] of $372-million demonstrates improved nitrogen and potash production performance, delivering higher sales volumes and significantly lower production costs.

•	The Canpotex proving run for the Vanscoy expansion was highly successful. We demonstrated our nameplate capacity within a year of mechanical completion, which increased our allocation to 10.3 percent of total Canpotex shipments starting in 2016.

•	Retail EBITDA[2] was higher than the same quarter last year as a result of strong year-end rebates for crop protection products and seed as well as lower operating expenses as a result of cost reduction initiatives implemented in 2015.

•	On an annual basis, Retail U.S. normalized comparable store sales was up 2 percent versus a 2 percent decline in 2014.

•	On an annual basis, 2015 free cash flow[3] increased to $1.2-billion, or $8.59 per share, compared to $841-million, or $5.85 per share in 2014.

•	Agrium has announced a 2016 annual guidance range of $5.50 to $7.00 diluted earnings per share (see page 3 for further details).

“Agrium achieved a strong finish to 2015, despite lower nutrient prices and challenging commodity markets. A key differentiator for the company was our integrated strategy, which helped provide stability in our earnings. We also benefited from the proactive steps we took to further strengthen the company over the past year, including a renewed focus on execution and controlling our controllables. These benefits flowed

[1]	Quarter effective tax rate of 20 percent used for adjusted net earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.
[2]	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization while Adjusted EBITDA is EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures. These are non-IFRS measures. Refer to section “Non-IFRS Measures”.
[3]	This is a non-IFRS measure. Refer to section “Non-IFRS Measures”.

through to our bottom line, helped us to generate $8.59 of free cash flow per share and drive increased returns to shareholders, while still investing in future earnings growth,” commented Chuck Magro, Agrium’s President and CEO.

“Nutrient prices have been under pressure globally but we are optimistic we will see a strong spring application season across North America. We remain focused on Operational Excellence and our growth strategy, controlling what we can in order to reduce our cost position, while continuing to optimize and grow our more stable Retail operations,” added Mr. Magro.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended December 31, 2015			Twelve months ended December 31, 2015
(millions of U.S. dollars, except per share amounts)	Expense (income)	Net earnings impact (post-tax)	Per share (a)	Expense (income)	Net earnings impact (post-tax)	Per share (a)
		200	1.45		988	6.98

Adjustments:
Share-based payments	15	12	0.09	51	37	0.26
Foreign exchange (gains) loss net of related non-qualifying derivatives	(5)	(4)	(0.03)	8	6	0.04
Gain on sale of assets	(17)	(14)	(0.10)	(55)	(40)	(0.28)
Goodwill impairment	19	15	0.11	19	14	0.10
Tax rate adjustment (b)	—	—	—	21	21	0.15

Adjusted net earnings (c)		209	1.52		1,026	7.25

(a)	Represents diluted per share information attributable to equity holders of Agrium
(b)	Tax rate adjustment mainly relates to the increase in current and deferred taxes due to an increase in the Alberta corporate income tax rate effective July 1, 2015.
(c)	Quarter and annual effective tax rates of 20 percent and 27.6 percent used for adjusted net earnings and per share calculations

MARKET OUTLOOK

The macroeconomic environment has continued to be challenging for commodities, resulting in many commodities trading at multi-year lows in early 2016. While agricultural commodities are driven by unique supply and demand fundamentals, prices have not escaped the general negative sentiment toward commodities. In addition to this, the prices of most crops have been pressured by another year of high global crop yields in 2015, allowing the global inventories of many major grains and oilseeds to increase. Furthermore, the strength in the U.S. dollar relative to most other global currencies has increased the competitiveness of non-U.S. growers, which has led to lower than expected U.S. grain and oilseed exports and added pressure on prices.

Despite the weak macroeconomic environment, we expect growers within North America and other major agricultural markets will plant historically high crop acreage again in 2016, supporting robust crop input demand. In the U.S., growers are expected to increase overall crop acreage, including a one to three million acre increase in corn area, as significant crop acreage was lost in 2015 due to excess moisture in parts of the U.S. Corn Belt. Outside of the U.S., the weakness in domestic currencies has led to relatively attractive domestic crop prices, which is expected to support planted acreage. Analysts project that North American corn, soybean, cotton and canola acreage could increase in 2016 if weather cooperates, which is supportive of overall seed demand, but like 2015, growers may be more discerning in trait selection to optimize for yield depending on field locations. Crop protection prices are expected to be relatively stable and we expect that lower year-over-year cash rents and significantly lower fuel and crop nutrient prices will provide support for North American crop input expenditures in 2016.

Crop nutrient prices have declined over the past few months, driven by a combination of supply and demand factors. The fall application season in the U.S. was expected to be supported by the relatively early end of the harvest season; however the same warm weather that supported a rapid harvest delayed fall ammonia applications because soil temperatures were too high. Following the warm start, the ability of growers to apply nutrients was constrained by persistent wet weather. November 2015 was the wettest November in the U.S. since 1985 and December 2015 was the wettest December on record in addition to being the warmest. The combination of wet and warm weather meant that application equipment could not get into the field to apply crop nutrients, resulting in below-expected fall applications. The lower than expected fall applications left crop nutrient inventories at higher than expected levels throughout the supply chain and pressured prices of all crop nutrients. The combination of expected increase in U.S. corn acreage and the poor fall application season is anticipated to result in strong U.S. crop nutrient demand in the first half of 2016. Based on expected crop acreage, North American crop nutrient demand is expected to increase by 1 to 3 percent in 2015/2016, but phosphate and potash demand may fall below that range as volumes lost due to the poor fall season may not be fully made up in the first half of 2016.

Global urea prices have declined significantly below the cost of production of the high-cost Chinese producers. Even so, Chinese urea production has remained surprisingly strong. While Chinese urea production has not declined as much as expected, Chinese urea exports declined by 26 percent year-over-year in the second half of 2015. Chinese urea costs have declined due to lower coal prices and the weakened yuan, but costs have not declined as much as urea prices. As a result of the continued price weakness and increased non-Chinese urea supplies, Chinese urea exports are projected to decline from 2015 levels to between 12.5 and 13.5 million tonnes in 2016. We expect that the combination of poor Chinese urea profitability and strong North American demand will support urea prices entering the spring season. Chinese phosphate supplies have also pressured that market. Chinese diammonium phosphate and monoammonium phosphate exports reached a record 10.6 million tonnes in 2015 and are expected to remain relatively flat in 2016. On the demand side, the Brazilian market for crop nutrients continued to fall short of expectations in late 2015 as credit constraints and the weak value of the Brazilian real pressured demand for all nutrients. Given that these challenges remain, we expect 2016 Brazilian import demand for all products to remain relatively flat to 2015. The below-average Indian monsoon and weak rupee value pressured demand for phosphate and potash in late 2015, while 2015 urea imports set a record, all of which has led to building inventories and the belief that Indian import demand will be relatively low to start 2016.

Global potash markets have been under pressure recently due to a combination of factors, including the sizeable shift in global currencies, a build-up of global inventories due to strong shipments earlier in the year, Indian demand impacted by the below average monsoon and buyers delaying purchases due to the current price uncertainty. We anticipate solid potash demand in global markets in 2016, with global shipments expected to come in between 58 to 60 million tonnes in 2016, relative to the 58.5 million tonnes shipped in 2015.

We expect macroeconomic challenges in combination with current crop prices to be a risk in 2016. However, the arrival of the Northern Hemisphere’s spring application season over the next couple of months is expected to result in improved demand, particularly in light of the poor fall season in the U.S. and the fact declining crop nutrient prices have caused buyers around the world to sit back and wait for stability. We also expect there will be a supply response across all three major nutrients in reaction to current price levels – some of which we have seen already in the form of production cuts and closures.

2016 ANNUAL GUIDANCE

Based on our Market Outlook, Agrium expects to achieve annual diluted earnings per share of $5.50 to $7.00 in 2016. We have maintained a range encompassing approximately $300-million of EBITDA variability to reflect the risk and opportunity associated with crop nutrient prices and demand for crop inputs. We are assuming normal spring and fall application seasons, recognizing there is always a risk that inclement weather could affect the timing and duration of each season. Our earnings per share guidance assumes some recovery from current nitrogen prices during the key application seasons.

Based on these and other assumptions regarding crop nutrient prices and demand for crop nutrients set out under the heading “Market Outlook”, we expect Retail EBITDA to be $1.075-billion to $1.175-billion, and Retail nutrient sales volumes to be 9.8 to 10.2 million tonnes in 2016.

Based on our expected increase in utilization rate for our nitrogen assets, we anticipate nitrogen production to total 3.5 to 3.7 million tonnes. Agrium has continued its active hedging program for our gas requirements in 2016 as we expect natural gas prices to remain at levels consistent with 2015. Our earnings per share guidance assumes NYMEX gas prices will be between $2.05 and $2.85 per MMBtu in 2016.

Agrium’s expectation for potash production in 2016 includes incremental production from the completed expansion at our Vanscoy mine. We expect to produce between 2.4 and 2.6 million tonnes of potash in 2016.

Total capital expenditures are expected to be in the range of $800-million to $900-million, of which approximately $500-million to $550-million is expected to be sustaining capital expenditures. Our investing capital program planned for 2016 includes the completion of our Borger brownfield urea expansion.

Agrium’s annual effective tax rate for 2016 is expected to be 27 to 28 percent, consistent with 2015.

This guidance and updated additional measures and related assumptions are summarized in the following table. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and related non-qualifying derivative hedges and significant non-operating, non-recurring items.

2016 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$5.50	$7.00
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.5	3.7
Potash (millions)	2.4	2.6
Retail:
EBITDA (millions of U.S. dollars)	$1,075	$1,175
Crop nutrient sales tonnes (millions)	9.8	10.2
Other:
Tax rate	28%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$500	$550
Total capital expenditures (millions of U.S. dollars)	$800	$900
Canada/U.S. foreign exchange rate	$1.37	$1.42
NYMEX gas price ($/MMBtu)	$2.85	$2.05

February 9, 2016

All comparisons of results for the fourth quarter of 2015 (three months ended December 31, 2015) and for the twelve months ended December 31, 2015 are against results for the fourth quarter of 2014 (three months ended December 31, 2014) and twelve months ended December 31, 2014. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. This news release should be read in conjunction with our audited annual financial statements and related notes, prepared in accordance with IFRS, contained in our 2014 Annual Report, available at www.agrium.com.

The financial measures EBITDA, Adjusted EBITDA, free cash flow, and cash cost of product manufactured used in this news release are not prescribed by, and do not have any standardized meaning under

International Financial Reporting Standards (IFRS). Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements”.

2015 Fourth Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2015	2014	Change	% Change
Sales	2,407	2,705	(298)	(11)
Gross profit	900	732	168	23
Expenses	576	625	(49)	(8)
Earnings before finance costs and income taxes (EBIT)	324	107	217	203
Net earnings from continuing operations	200	70	130	186
Net loss from discontinued operations	—	(19)	19	(100)
Net earnings	200	51	149	292
Diluted earnings per share from continuing operations	1.45	0.46	0.99	215
Diluted loss per share from discontinued operations	—	(0.13)	0.13	(100)
Diluted earnings per share	1.45	0.33	1.12	339
Effective tax rate (%)	20	(4)	N/A	N/A

Sales and Gross Profit

	Three months ended December 31,
(millions of U.S. dollars)	2015	2014	Change
Sales
Retail	1,765	2,057	(292)
Wholesale	888	897	(9)
Other	(246)	(249)	3

	2,407	2,705	(298)

Gross profit
Retail	599	614	(15)
Wholesale	320	130	190
Other	(19)	(12)	(7)

	900	732	168

•	Improved utilization rates in our nitrogen and potash segments led to an increase in product available for sale and higher overall Wholesale sales volumes. Realized selling prices, on the other hand, decreased as a result of weaker market conditions. Reduced sales of product purchased for resale contributed to the decrease in sales as Agrium exited non-core, low return portions of this business.

•	Wholesale’s gross profit significantly increased due to manufacturing cost efficiencies associated with higher production volumes, reduced overall fixed costs and lower natural gas input costs for the fourth quarter compared to the same period last year.

•	Retail’s sales and gross profit decreased for the fourth quarter compared to the same period last year primarily due to unfavorable weather conditions and the closure of one of our livestock export businesses in Australia. A decrease in gross profit was partially offset by higher rebates received in the fourth quarter of 2015.

Expenses

•	General and administrative expenses decreased by $4-million (5 percent) for the fourth quarter compared to the same period last year as a result of reduced payroll and office expenses related to our ongoing Operational Excellence program.

•	Our share-based payments expense was lower by $10-million due primarily to a slight decrease in our share price in the fourth quarter of 2015 compared to a share price increase in the fourth quarter of 2014.

Other expenses breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2015	2014
(Gain) loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	(5)	31
Interest income	(16)	(22)
Gain on sale of assets	(17)	—
Goodwill impairment	19	—
Environmental remediation and asset retirement obligations	1	3
Bad debt expense (recovery)	4	(11)
Potash profit and capital tax	3	1
Other	38	7

	27	9

In the fourth quarter of 2015, other expenses increased by $18-million due to the following:

•	Costs of $18-million were incurred in the implementation of our Operational Excellence initiatives in the current quarter relating primarily to severance and closure costs.

•	We recorded a goodwill impairment of $19-million for our Wholesale Europe operations.

•	We recognized a $17-million gain from the sale of our West Sacramento nitrogen upgrade facility.

•	We had losses of $15-million on natural gas derivatives in the fourth quarter of 2014, which we recorded directly to other expenses. 2015 did not have comparable results, as effective January 1, 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes. Related gains or losses are now recorded as part of cost of product sold when we sell the related product, while unrealized gains or losses are recorded in equity.

•	Bad debt recovery of $11-million was recorded in the fourth quarter of 2014.

Depreciation and Amortization

	Three months ended December 31,
(millions of U.S. dollars)	2015				2014
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	64	1	66	1	75	1	77

Wholesale
Nitrogen	18			18	21			21
Potash	28			28	15			15
Phosphate	14			14	14			14
Other (a)	4		1	5	5		3	8

	64	—	1	65	55	—	3	58
Other	—	—	4	4	—	—	3	3

Total	65	64	6	135	56	75	7	138

(a)	Includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products

Effective Tax Rate

•	The effective tax rate on continuing operations of 20 percent for the fourth quarter was higher than the tax rate of (4) percent for the comparative quarter in 2014 due to the recognition of previously unrecognized tax assets in the fourth quarter of 2014. Excluding the recognition of the one-time previously unrecognized tax assets, the effective tax rate would have been 19 percent.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended December 31,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	1,765	2,057	(292)
Cost of product sold	1,166	1,443	(277)
Gross profit	599	614	(15)
EBITDA	199	181	18
Selling expense as a percentage of sales (%)	26	25	1

•	Retail sales and gross profit during the quarter were lower than the same period last year due to lower crop input prices and wet weather across the U.S. impacting the fall application season.

•	Total Retail selling expenses decreased by 10 percent compared to the prior year due to lower depreciation and amortization, the impact of currency valuations in our international businesses and cost reduction measures taken across the business in 2015.

•	Total EBITDA increased 10 percent over the fourth quarter of 2014 primarily due to lower selling expenses, strong margins for crop protection products and improved seed results. Regionally, all key geographies performed well. Canada and the U.S. both showed higher fourth quarter EBITDA figures. Australian EBITDA was down slightly compared to the prior year; however, EBIT in Australia increased compared to the prior quarter due to a reduction in depreciation and amortization. Our U.S. Retail business also reported an annual 2 percent increase in normalized comparable store sales versus a decrease of 2 percent in 2014.

	Three months ended December 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2015	2014	Change	2015	2014	Change	2015	2014
Crop nutrients	843	972	(129)	154	156	(2)	18	16
Crop protection products	541	552	(11)	268	260	8	50	47
Seed	75	91	(16)	54	50	4	72	55
Merchandise	156	211	(55)	27	30	(3)	17	14
Services and other	150	231	(81)	96	118	(22)	64	51

Crop nutrients

•	Total crop nutrient sales were 13 percent lower compared to the same period last year due to weaker global pricing and lower application volumes due to weather challenges. However, crop nutrient margins per tonne improved, which offset the lower volumes and resulted in only a 1 percent decline in gross profit.

•	Total crop nutrient volumes were 6 percent lower this quarter across our Retail operations compared to the same period last year. Volumes were lower in the U.S. due to excess rain in the fall application window, while in Canada and Australia, growers were conservative given the uncertainty over nutrient and agricultural markets.

•	Total crop nutrient margins increased slightly on a per tonne basis and gross profit as a percentage of sales rose from 16 percent in the fourth quarter of 2014 to 18 percent this quarter reflecting a focus on inventory management.

Crop protection products

•	Total crop protection sales were down 2 percent this quarter, as slightly higher sales in North America were offset by lower sales in our International operations. U.S. sales were driven by a strong herbicide application season, while Canadian growers purchased higher volumes ahead of the weakening Canadian dollar. In Australia, sales were lower due to the weakening of the Australian dollar against the U.S. dollar; in local currency, Australian sales were higher in the current quarter.

•	Crop protection margins as a percentage of sales increased 3 percent, primarily due to year-end rebate reconciliation and a higher margin product mix in the current quarter.

•	Proprietary product sales as a percentage of total sales increased 2 percent compared to the same period in the prior year.

Seed

•	Seed sales were down 18 percent this quarter compared to the same period last year, primarily due to the significant reduction in planted wheat acres in the U.S. due to wet weather and lower wheat prices.

•	Despite lower sales, seed margins increased 8 percent compared to the prior year due to strong supplier rebates and seed sales mix.

Merchandise

•	Merchandise sales decreased compared to the same period last year as a result of lower fuel pricing and demand in Canada and lower animal health and fencing product sales in Australia due to dry conditions.

•	Gross profit as a percentage of sales increased 3 percent this quarter, primarily due to a reduction in the lower-margin Canadian fuel business compared to the prior year.

Services and other

•	Sales for services and other was down 35 percent this quarter, due mainly to the closure of one of our livestock export businesses in Australia. Application and other services were down in North America, due to the wet conditions in the U.S. during the fall application season.

Wholesale

	Three months ended December 31,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	888	897	(9)
Sales volumes (tonnes 000’s)	2,292	1,999	293
Cost of product sold	568	767	(199)
Gross profit	320	130	190
Adjusted EBITDA	372	150	222
Expenses	33	46	(13)

•	Wholesale successfully completed its Canpotex proving run for the Vanscoy potash expansion at the end of the fourth quarter, resulting in our annual Canpotex allocation increasing to 10.3 percent in 2016 from 7.3 percent in 2015. Higher operating production rates at our nitrogen facilities also supported increased sales volumes this quarter. Total sales were slightly lower this quarter due to lower global nutrient prices and our decision to sell non-core, lower-return purchase for resale facilities in 2015 related to our asset portfolio review.

•	Adjusted EBITDA increased by $222-million this quarter, and more than doubled compared to the same quarter last year. The increase was primarily due to lower production costs per tonne and higher utilization rates from our potash and nitrogen operations.

Wholesale product information

	Three months ended December 31,
	Nitrogen			Potash			Phosphate
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Gross profit (U.S. dollar millions)	186	113	73	63	(50)	113	37	37	—
Sales volumes (tonnes 000’s)	912	879	33	656	19	637	325	305	20
Selling price ($/tonne)	403	459	(56)	267	482	(215)	610	656	(46)
Cost of product sold ($/tonne)	199	331	(132)	171	2,992	(2,821)	495	534	(39)
Gross margin ($/tonne)	204	128	76	96	(2,510)	2,606	115	122	(7)

Nitrogen

•	Nitrogen gross profit increased by 65 percent over the same period last year as a result of higher sales volumes and significantly lower cost of production.

•	Sales volumes increased by 4 percent over the same period last year, driven by stronger urea and ammonia sales volumes. The increase was due to strong demand in our core markets and higher on-stream time at our production facilities, creating additional product availability compared to the same period last year. Sales volumes were partly impacted by a narrow window for ammonia application in the U.S. and lower nitrogen solution sales volumes due to the closure and subsequent sale of our West Sacramento upgrading facility in 2015.

•	Cost of product sold per tonne was 40 percent lower than the same period last year. Operational improvements and higher on-stream time compared to the same period last year decreased fixed costs per tonne, while lower natural gas costs reduced variable costs. The weaker Canadian dollar also reduced operating costs at our Canadian plants.

•	Nitrogen margins were $204 per tonne, a $76 per tonne increase over the same period last year, despite a 12 percent reduction in average selling prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended December 31,
(U.S. dollars per MMBtu)	2015	2014
Overall gas cost excluding realized derivative impact	$2.15	$3.47
Realized derivative impact	$0.31	$0.15
Overall gas cost	$2.46	$3.62
Average NYMEX	$2.28	$3.94
Average AECO	$2.00	$3.17

As of January 1, 2015, we have designated all of our natural gas derivatives as accounting hedges1, with realized gains and losses now recorded to cost of product sold (which also includes transportation and administration costs).

Potash

•	Potash gross profit this quarter was $113-million higher than the same period last year. The significant increase was due to higher production volumes and lower costs this quarter after the completion of the Vanscoy expansion project as compared to the significant outage in the fourth quarter of 2014 in order to tie-in the expansion, which resulted in a negative gross profit of $50-million.

•	Sales volumes were 637,000 tonnes higher compared to the same period in the prior year. Production volumes this quarter were 691,000 tonnes and the Canpotex proving run was completed successfully before the end of 2015. We expect Agrium’s new Canpotex allotment will be 10.3 percent of Canpotex’s total annual international shipments.

•	Realized selling prices were lower than the same period last year due to slow spot market demand in both domestic and international markets.

•	Cost of product sold was reduced as a result of cost efficiencies associated with the ramp-up of the Vanscoy expansion compared to the outage last year for the final tie-in of the expansion project. The significant weakening of the Canadian dollar also reduced production costs reported in U.S. dollars. As a result, cash cost of product manufactured continues to improve and was $64 per tonne this quarter compared to $89 per tonne in the third quarter of 2015.

Phosphate

•	Sales volumes were slightly higher than last year, while reduced selling prices were largely offset by lower cost of production. As a result, phosphate margin per tonne was only 6 percent lower than the same quarter last year.

•	Phosphate gross profit was unchanged from the prior year.

[1]	In the prior year, unrealized and realized gains and losses on derivatives not designated as hedges were included in other expenses.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended December 31,
(millions of U.S. dollars)	2015	2014	Change
Ammonium sulfate	16	14	2
ESN	15	13	2
Product purchased for resale	1	3	(2)
Other	2	—	2

	34	30	4

•	Gross profit for Wholesale’s Other product category increased this quarter primarily due to higher ammonium sulfate sales volumes and higher ESN margins resulting from lower cost of product sold. This was partly offset by lower ESN realized selling prices.

Expenses

•	Expenses in the current quarter were $13-million lower than the same period last year as a result of lower selling and general and administrative expenses and a $17-million gain on sale of the West Sacramento upgrading facility. Partially offsetting this is a $19-million goodwill impairment in our European purchase for resale business resulting from ongoing portfolio review in 2015.

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2015 had a net expense of $92-million, compared to a net expense of $78-million for the fourth quarter of 2014. The variance was due to the following:

•	$7-million higher gross profit elimination expense as a result of higher inter-segment inventory held at the end of the fourth quarter of 2015

•	Increase of $12-million in other expenses of our Other business unit primarily due to costs incurred in implementing our Operational Excellence initiatives including severance and closure costs

•	$10-million lower share-based payments expenses due primarily to a slight decrease in our share price in the fourth quarter of 2015 compared to a share price increase in the same period last year

NORMAL COURSE ISSUER BID

In January 2015, the Toronto Stock Exchange (TSX) accepted Agrium’s notice of intention to make a normal course issuer bid (NCIB) whereby Agrium may purchase up to 7,185,866 common shares on the TSX and New York Stock Exchange from January 26, 2015 to January 25, 2016. In 2015, we purchased for cancellation 5,574,331 shares at an average share price of $100.25 for total consideration of $559-million. No shares were repurchased in 2016 to the date of expiry.

OUTSTANDING SHARE DATA

Agrium had 138,169,000 outstanding shares at January 31, 2016.

SELECTED QUARTERLY INFORMATION
(millions of U.S. dollars,	2015	2015	2015	2015	2014	2014	2014	2014
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	2,407	2,524	6,992	2,872	2,705	2,920	7,338	3,079
Gross profit	900	696	1,708	584	732	665	1,599	556
Net earnings from continuing operations	200	99	675	14	70	91	625	12
Net loss from discontinued operations	—	—	—	—	(19)	(41)	(9)	(9)
Net earnings	200	99	675	14	51	50	616	3
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	1.45	0.72	4.71	0.08	0.46	0.63	4.34	0.08
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	(0.13)	(0.28)	(0.06)	(0.06)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	1.45	0.72	4.71	0.08	0.33	0.35	4.28	0.02

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Certain financial measures in this news release are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

IFRS requires that we provide and include subtotals and other financial measures in our Consolidated Financial Statements. Such measures become IFRS measures by virtue of being included in the Consolidated Financial Statements. Other measures that are not specifically defined under IFRS and may not be comparable are non-IFRS measures. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measures	Definition	Why We Use the Measure and Why it is Useful to Investors
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also a component in the determination of annual incentive compensation for certain management employees, and in calculation of certain of our debt covenants.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures	Useful in evaluating our business performance by including our proportionate share of joint ventures in operating results

Cash cost of product manufactured (COPM)	All fixed and variable costs are accumulated in cost of product manufactured excluding depreciation and amortization expense and direct freight.	Enables investors to better understand the performance of our manufacturing operations compared to other crop nutrient producers.

When COPM costs are divided by the production tonnes for the period, the result is actual COPM per tonne, which is compared to the standard COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale.

There is no directly comparable IFRS measure for cash cost of product manufactured.

Free cash flow	Cash provided by operating activities excluding the impact of net changes in non-cash working capital less sustaining capital expenditures. In 2015, we revised our definition of free cash flow to simplify the calculation and improve the effectiveness of the metric for management and other users. We have restated our 2014 comparative information.	Used to assess the quality of our earnings, as it measures our ability to generate cash from our businesses to repay debt, fund business acquisitions, repurchase our shares and pay dividends. Starting 2015, free cash flow is also a component in determining annual incentive compensation for certain management employees and in calculating the value of Performance Share Units awarded as part of management compensation grants.

RECONCILIATIONS OF NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT
	Three months ended December 31, 2015				Three months ended December 31, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	199	372	(92)	479	181	150	(78)	253
Equity accounted joint ventures:
Finance costs and income taxes	—	13	—	13	—	4	—	4
Depreciation and amortization	—	7	—	7	—	4	—	4

EBITDA	199	352	(92)	459	181	142	(78)	245
Depreciation and amortization	66	65	4	135	77	58	3	138

EBIT	133	287	(96)	324	104	84	(81)	107

Free cash flow

	Twelve months ended December 31,
(millions of U.S. dollars)	2015	2014
Cash provided by operating activities	1,663	1,312
Net changes in non-cash working capital	93	95
Sustaining capital expenditures	(541)	(566)

Free cash flow	1,215	841

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2016 annual guidance, including expectations regarding our nitrogen and potash production volumes; capital spending expectations for 2016; expectations regarding 2016 production volumes at our Vanscoy potash facility; and our market outlook for 2016, including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this news release. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2014 annual MD&A and under the heading “Market Outlook” in our third quarter 2015 MD&A, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2014 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over ten million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,400 facilities and approximately 3,800 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2015 4th Quarter Conference Call will be available in a listen-only mode beginning Tuesday, February 9th, 2016 at 9:30 a.m. MST (11:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

Consolidated Statements of Operations

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
(millions of U.S. dollars, unless otherwise stated)	2015	2014	2015	2014
Sales	2,407	2,705	14,795	16,042
Cost of product sold	1,507	1,973	10,907	12,490

Gross profit	900	732	3,888	3,552
Expenses
Selling	465	515	1,921	2,048
General and administrative	74	78	268	299
Share-based payments	15	25	51	50
(Earnings) loss from associates and joint ventures	(5)	(2)	4	(23)
Other expenses	27	9	28	18

Earnings before finance costs and income taxes	324	107	1,616	1,160
Finance costs related to long-term debt	53	19	181	62
Other finance costs	20	21	71	70

Earnings before income taxes	251	67	1,364	1,028
Income taxes	51	(3)	376	230

Net earnings from continuing operations	200	70	988	798
Net loss from discontinued operations	—	(19)	—	(78)

Net earnings	200	51	988	720

Attributable to
Equity holders of Agrium	201	47	988	714
Non-controlling interest	(1)	4	—	6

Net earnings	200	51	988	720

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations	1.45	0.46	6.98	5.51
Basic and diluted loss per share from discontinued operations	—	(0.13)	—	(0.54)

Basic and diluted earnings per share	1.45	0.33	6.98	4.97

Weighted average number of shares outstanding for basic and diluted earnings per share	138	144	142	144

See accompanying notes.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
(millions of U.S. dollars)	2015	2014	2015	2014
Net earnings	200	51	988	720
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(15)	(29)	(45)	(36)
Deferred income taxes on changes in fair value	4	7	12	9
Share of comprehensive income (loss) of associates and joint ventures	1	(2)	(6)	(4)
Foreign currency translation
Losses	(85)	(142)	(617)	(341)
Reclassifications to earnings	7	—	8	—

	(88)	(166)	(648)	(372)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	14	(11)	14	(31)
Deferred income taxes	(5)	3	(4)	9

	9	(8)	10	(22)

Other comprehensive loss	(79)	(174)	(638)	(394)

Comprehensive income (loss)	121	(123)	350	326

Attributable to
Equity holders of Agrium	124	(127)	350	320
Non-controlling interest	(3)	4	—	6

Comprehensive income (loss)	121	(123)	350	326

See accompanying notes.

Consolidated Balance Sheets (Unaudited)
	December 31,
(millions of U.S. dollars)	2015	2014
Assets
Current assets
Cash and cash equivalents	515	848
Accounts receivable	2,053	2,075
Income taxes receivable	4	138
Inventories	3,314	3,505
Prepaid expenses and deposits	688	710
Other current assets	144	122

	6,718	7,398
Property, plant and equipment	6,333	6,272
Intangibles	632	695
Goodwill	1,980	2,014
Investments in associates and joint ventures	607	576
Other assets	54	78
Deferred income tax assets	53	75

	16,377	17,108

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	835	1,527
Accounts payable	3,919	4,197
Income taxes payable	82	5
Current portion of long-term debt	8	11
Current portion of other provisions	85	113

	4,929	5,853
Long-term debt	4,513	3,559
Post-employment benefits	124	151
Other provisions	336	367
Other liabilities	85	69
Deferred income tax liabilities	383	422

	10,370	10,421

Shareholders’ equity
Share capital	1,757	1,821
Retained earnings	5,533	5,502
Accumulated other comprehensive loss	(1,287)	(643)

Equity holders of Agrium	6,003	6,680
Non-controlling interest	4	7

Total equity	6,007	6,687

	16,377	17,108

See accompanying notes.

Consolidated Statements of Cash Flows (Unaudited)
	Three months ended December 31,		Twelve months ended December 31,
(millions of U.S. dollars)	2015	2014	2015	2014
Operating
Net earnings from continuing operations	200	70	988	798
Adjustments for
Depreciation and amortization	135	138	480	550
(Earnings) loss from associates and joint ventures	(5)	(2)	4	(23)
Share-based payments	15	25	51	50
Unrealized (gain) loss on derivative financial instruments	(28)	14	(21)	(32)
Unrealized foreign exchange (gain) loss	(12)	8	(35)	56
Interest income	(16)	(22)	(68)	(83)
Finance costs	73	40	252	132
Income taxes	51	(3)	376	230
Other	2	5	(20)	20
Interest received	16	23	70	85
Interest paid	(51)	(37)	(212)	(105)
Income taxes paid	(30)	(37)	(111)	(320)
Dividends from associates and joint ventures	—	1	2	49
Net changes in non-cash working capital	743	757	(93)	(95)

Cash provided by operating activities	1,093	980	1,663	1,312

Investing
Business acquisitions, net of cash acquired	(42)	(32)	(127)	(179)
Proceeds from sale of discontinued operations	—	—	—	94
Capital expenditures	(278)	(504)	(1,188)	(2,021)
Capitalized borrowing costs	(8)	(28)	(45)	(111)
Purchase of investments	(18)	(19)	(128)	(116)
Proceeds from sale of investments	18	55	83	123
Proceeds from sale of property, plant and equipment	27	—	104	—
Other	(11)	(5)	(4)	(20)
Net changes in non-cash working capital	(9)	42	(198)	162

Cash used in investing activities	(321)	(491)	(1,503)	(2,068)

Financing
Short-term debt	(932)	(281)	(514)	845
Long-term debt issued	—	500	1,000	512
Transaction costs on long-term debt	—	(8)	(14)	(8)
Repayment of long-term debt	(2)	(19)	(19)	(64)
Dividends paid	(123)	(107)	(468)	(430)
Shares issued	—	—	1	1
Shares repurchased	—	—	(559)	—

Cash (used in) provided by financing activities	(1,057)	85	(573)	856

Effect of exchange rate changes on cash and cash equivalents	47	2	80	(35)

(Decrease) increase in cash and cash equivalents from continuing operations	(238)	576	(333)	65
Cash and cash equivalents used in discontinued operations	—	(2)	—	(18)
Cash and cash equivalents – beginning of period	753	274	848	801

Cash and cash equivalents – end of period	515	848	515	848

See accompanying notes.

Consolidated Statements of Shareholders’ Equity (Unaudited)
				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	714	—	—	—	—	—	714	6	720
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(22)	—	—	—	—	—	(22)	—	(22)
Other	—	—	—	(27)	(4)	—	(341)	(372)	(372)	—	(372)

Comprehensive income (loss), net of tax	—	—	692	(27)	(4)	—	(341)	(372)	320	6	326
Dividends	—	—	(435)	—	—	—	—	—	(435)	—	(435)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

Net earnings	—	—	988	—	—	—	—	—	988	—	988
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	10	—	—	—	—	—	10	—	10
Other	—	—	—	(33)	(6)	—	(609)	(648)	(648)	—	(648)

Comprehensive income (loss), net of tax	—	—	998	(33)	(6)	—	(609)	(648)	350	—	350
Dividends	—	—	(478)	—	—	—	—	—	(478)	—	(478)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(3)	(3)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	6	—	—	—	—	—	—	6	—	6
Reclassification of cash flow hedges, net of tax	—	—	—	4	—	—	—	4	4	—	4

December 31, 2015	138	1,757	5,533	(56)	(17)	—	(1,214)	(1,287)	6,003	4	6,007

See accompanying notes.

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1. Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

–	North America: including the United States and Canada

–	International: including Australia and South America

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:

–	Nitrogen: Manufacturing in Alberta, Texas and Argentina

–	Potash: Mining and processing in Saskatchewan

–	Phosphate: Mining and production facilities in Alberta and Idaho

–	Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe, and producing blended crop nutrients and Environmentally Smart Nitrogen (ESN®) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation

These unaudited consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on February 8, 2016. These interim financial statements do not include all information and disclosures normally provided in annual or quarterly financial statements. Accordingly, they should be read in conjunction with our audited annual financial statements and related notes, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, contained in our 2014 Annual Report, available at www.agrium.com. The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements, with the exception of the accounting changes described in note 9 to our interim financial statements for the three months ended March 31, 2015.

Summarized Notes to the Consolidated Financial Statements For the twelve months ended December 31, 2015 (millions of U.S. dollars, unless otherwise stated) (Unaudited) 2. Operating Segments
Segment information by business unit	Three months ended December 31,
	2015				2014
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	1,758	649	—	2,407	2,054	651	—	2,705
- inter-segment	7	239	(246)	—	3	246	(249)	—

Total sales	1,765	888	(246)	2,407	2,057	897	(249)	2,705
Cost of product sold	1,166	568	(227)	1,507	1,443	767	(237)	1,973

Gross profit	599	320	(19)	900	614	130	(12)	732

Gross profit (%)	34	36		37	30	14		27

Expenses
Selling	462	7	(4)	465	514	10	(9)	515
General and administrative	29	12	33	74	30	15	33	78
Share-based payments	—	—	15	15	—	—	25	25
(Earnings) loss from associates and joint ventures	(2)	(2)	(1)	(5)	1	(1)	(2)	(2)
Other (income) expenses	(23)	16	34	27	(35)	22	22	9

Earnings (loss) before finance costs and income taxes	133	287	(96)	324	104	84	(81)	107
Finance costs	—	—	73	73	—	—	40	40

Earnings (loss) before income taxes	133	287	(169)	251	104	84	(121)	67
Depreciation and amortization	66	65	4	135	77	58	3	138
Finance costs	—	—	73	73	—	—	40	40

EBITDA (b)	199	352	(92)	459	181	142	(78)	245
Share of joint ventures
Finance costs and income taxes	—	13	—	13	—	4	—	4
Depreciation and amortization	—	7	—	7	—	4	—	4

Adjusted EBITDA	199	372	(92)	479	181	150	(78)	253

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Twelve months ended December 31,
	2015				2014
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	12,168	2,627	—	14,795	12,967	3,075	—	16,042
- inter-segment	31	975	(1,006)	—	14	898	(912)	—

Total sales	12,199	3,602	(1,006)	14,795	12,981	3,973	(912)	16,042
Cost of product sold	9,471	2,421	(985)	10,907	10,089	3,318	(917)	12,490

Gross profit	2,728	1,181	(21)	3,888	2,892	655	5	3,552

Gross profit (%)	22	33		26	22	16		22

Expenses
Selling	1,902	36	(17)	1,921	2,023	44	(19)	2,048
General and administrative	112	39	117	268	124	48	127	299
Share-based payments	—	—	51	51	—	—	50	50
(Earnings) loss from associates and joint ventures	(5)	10	(1)	4	(6)	(18)	1	(23)
Other (income) expenses	(60)	23	65	28	(63)	28	53	18

Earnings (loss) before finance costs and income taxes	779	1,073	(236)	1,616	814	553	(207)	1,160
Finance costs	—	—	252	252	—	—	132	132

Earnings (loss) before income taxes	779	1,073	(488)	1,364	814	553	(339)	1,028
Depreciation and amortization	254	211	15	480	305	230	15	550
Finance costs	—	—	252	252	—	—	132	132

EBITDA	1,033	1,284	(221)	2,096	1,119	783	(192)	1,710
Share of joint ventures
Finance costs and income taxes	—	19	—	19	—	24	—	24
Depreciation and amortization	—	19	—	19	—	14	—	14

Adjusted EBITDA	1,033	1,322	(221)	2,134	1,119	821	(192)	1,748

(a)	Includes inter-segment eliminations.

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended December 31,
	2015			2014
	North America	International	Retail	North America	International	Retail
Sales - external	1,333	425	1,758	1,482	572	2,054
- inter-segment	7	—	7	3	—	3

Total sales	1,340	425	1,765	1,485	572	2,057
Cost of product sold	853	313	1,166	1,008	435	1,443

Gross profit	487	112	599	477	137	614
Expenses
Selling	375	87	462	397	117	514
General and administrative	22	7	29	20	10	30
(Earnings) loss from associates and joint ventures	(1)	(1)	(2)	1	—	1
Other income	(17)	(6)	(23)	(32)	(3)	(35)

Earnings before income taxes	108	25	133	91	13	104
Depreciation and amortization	61	5	66	54	23	77

EBITDA	169	30	199	145	36	181
Adjusted EBITDA	169	30	199	145	36	181

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Twelve months ended December 31,
	2015			2014
	North America	International	Retail	North America	International	Retail
Sales - external	10,093	2,075	12,168	10,449	2,518	12,967
- inter-segment	31	—	31	14	—	14

Total sales	10,124	2,075	12,199	10,463	2,518	12,981
Cost of product sold	7,826	1,645	9,471	8,080	2,009	10,089

Gross profit	2,298	430	2,728	2,383	509	2,892
Expenses
Selling	1,571	331	1,902	1,622	401	2,023
General and administrative	79	33	112	80	44	124
Earnings from associates and joint ventures	(3)	(2)	(5)	(3)	(3)	(6)
Other income	(35)	(25)	(60)	(39)	(24)	(63)

Earnings before income taxes	686	93	779	723	91	814
Depreciation and amortization	229	25	254	257	48	305

EBITDA	915	118	1,033	980	139	1,119
Adjusted EBITDA	915	118	1,033	980	139	1,119

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended December 31,
	2015					2014
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	270	137	127	115	649	311	7	135	198	651
- inter-segment	97	38	72	32	239	93	2	65	86	246

Total sales	367	175	199	147	888	404	9	200	284	897
Cost of product sold	181	112	162	113	568	291	59	163	254	767

Gross profit	186	63	37	34	320	113	(50)	37	30	130
Expenses
Selling	3	1	1	2	7	5	—	2	3	10
General and administrative	5	2	1	4	12	4	3	3	5	15
Earnings from associates and joint ventures	—	—	—	(2)	(2)	—	—	—	(1)	(1)
Other (income) expenses	(12)	7	1	20	16	3	11	4	4	22

Earnings (loss) before income taxes	190	53	34	10	287	101	(64)	28	19	84
Depreciation and amortization	18	28	14	5	65	21	15	14	8	58

EBITDA	208	81	48	15	352	122	(49)	42	27	142
Share of joint ventures
Finance costs and income taxes	13	—	—	—	13	5	—	—	(1)	4
Depreciation and amortization	7	—	—	—	7	4	—	—	—	4

Adjusted EBITDA	228	81	48	15	372	131	(49)	42	26	150

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Twelve months ended December 31,
	2015					2014
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	1,129	364	471	663	2,627	1,124	274	456	1,221	3,075
- inter-segment	401	151	270	153	975	358	117	245	178	898

Total sales	1,530	515	741	816	3,602	1,482	391	701	1,399	3,973
Cost of product sold	801	335	599	686	2,421	1,101	321	625	1,271	3,318

Gross profit	729	180	142	130	1,181	381	70	76	128	655
Expenses
Selling	15	5	4	12	36	16	6	7	15	44
General and administrative	15	7	5	12	39	13	10	10	15	48
Loss (earnings) from associates and joint ventures	—	—	—	10	10	—	—	—	(18)	(18)
Other expenses (income)	—	25	17	(19)	23	(15)	26	14	3	28

Earnings before income taxes	699	143	116	115	1,073	367	28	45	113	553
Depreciation and amortization	72	71	51	17	211	86	65	52	27	230

EBITDA	771	214	167	132	1,284	453	93	97	140	783
Share of joint ventures
Finance costs and income taxes	19	—	—	—	19	24	—	—	—	24
Depreciation and amortization	19	—	—	—	19	14	—	—	—	14

Adjusted EBITDA	809	214	167	132	1,322	491	93	97	140	821

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended December 31,						Twelve months ended December 31,
	2015			2014			2015			2014
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	843	689	154	972	816	156	4,944	4,097	847	5,222	4,291	931
Crop protection products	541	273	268	552	292	260	4,543	3,476	1,067	4,613	3,559	1,054
Seed	75	21	54	91	41	50	1,425	1,141	284	1,481	1,162	319
Merchandise	156	129	27	211	181	30	638	539	99	871	757	114
Services and other	150	54	96	231	113	118	649	218	431	794	320	474

	1,765	1,166	599	2,057	1,443	614	12,199	9,471	2,728	12,981	10,089	2,892

Wholesale
Nitrogen	367	181	186	404	291	113	1,530	801	729	1,482	1,101	381
Potash	175	112	63	9	59	(50)	515	335	180	391	321	70
Phosphate	199	162	37	200	163	37	741	599	142	701	625	76
Product purchased for resale	53	52	1	177	174	3	398	387	11	921	896	25
Ammonium sulfate, ESN and other	94	61	33	107	80	27	418	299	119	478	375	103

	888	568	320	897	767	130	3,602	2,421	1,181	3,973	3,318	655

Other inter-segment eliminations	(246)	(227)	(19)	(249)	(237)	(12)	(1,006)	(985)	(21)	(912)	(917)	5

Total	2,407	1,507	900	2,705	1,973	732	14,795	10,907	3,888	16,042	12,490	3,552

Wholesale share of joint ventures
Nitrogen	71	59	12	48	40	8	194	178	16	197	149	48
Product purchased for resale	—	—	—	40	37	3	38	37	1	102	93	9

	71	59	12	88	77	11	232	215	17	299	242	57

Total Wholesale including proportionate share in joint ventures	959	627	332	985	844	141	3,834	2,636	1,198	4,272	3,560	712

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended December 31,
	2015				2014
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	1,375	513	416	97	1,436	556	465	91
International	327	424	364	60	367	475	406	69

Total crop nutrients	1,702	496	406	90	1,803	539	452	87

Wholesale
Nitrogen
North America
Ammonia	374	499			333	565
Urea	386	356			342	431
Other	152	283			204	331

Total nitrogen	912	403	199	204	879	459	331	128

Potash
North America	503	281			19	375
International	153	220			—	—

Total potash (a)	656	267	171	96	19	482	2,992	(2,510)

Phosphate	325	610	495	115	305	656	534	122
Product purchased for resale	148	362	356	6	547	326	321	5
Ammonium sulfate	96	293	125	168	84	327	165	162
ESN and other	155				165

Total Wholesale	2,292	387	248	139	1,999	449	384	65

Wholesale share of joint ventures
Nitrogen	198	359	295	64	103	463	384	79
Product purchased for resale	—	—	—	—	62	650	605	45

	198	359	295	64	165	533	467	66

Total Wholesale including proportionate share in joint ventures	2,490	385	251	134	2,164	455	390	65

(a)	Potash results for the three months ended December 31, 2014 were impacted by the extended turnaround at our Vanscoy facility to complete the planned tie-in of the expansion project. This resulted in limited volumes for sale.

Summarized Notes to the Consolidated Financial Statements

For the twelve months ended December 31, 2015

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Twelve months ended December 31,
	2015				2014
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	7,731	537	436	101	7,782	549	441	108
International	1,843	431	393	38	1,937	492	445	47

Total crop nutrients	9,574	516	427	89	9,719	537	441	96

Wholesale
Nitrogen
North America
Ammonia	1,209	530			1,042	553
Urea	1,583	395			1,287	443
Other	864	305			983	341

Total nitrogen	3,656	418	219	199	3,312	447	332	115

Potash
North America	1,133	330			821	359
International	601	235			443	217

Total potash (a)	1,734	297	193	104	1,264	309	253	56

Phosphate	1,166	635	513	122	1,142	614	548	66
Product purchased for resale	1,089	366	356	10	2,490	370	360	10
Ammonium sulfate	336	330	140	190	349	332	175	157
ESN and other	656				714

Total Wholesale	8,637	417	280	137	9,271	429	358	71

Wholesale share of joint ventures
Nitrogen	506	384	352	32	454	433	328	105
Product purchased for resale	117	321	309	12	287	356	324	32

	623	372	343	29	741	403	326	77

Total Wholesale including proportionate share in joint ventures	9,260	414	285	129	10,012	427	356	71

(a)	Potash results for the twelve months ended December 31, 2014 were impacted by the extended turnaround at our Vanscoy facility to complete the planned tie-in of the expansion project. This resulted in limited volumes for sale.